

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2010

Via U.S. Mail

Hanying Li
Chief Executive Officer
Tianli Agritech, Inc.
Suite F, 23rd Floor
Building B, Jiangjing Mansion
228 Yanjiang Ave.
Jiangan District, Wuhan City
Hubei Province, China 430010

> **Re: Tianli Agritech, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 1, 2010**
> **File No. 333-165522**

Dear Ms. Li:

We have reviewed your responses to the comments in our letter dated May 21, 2010 and have the following additional comments.

Price Stabilization, Short Positions and Penalty Bids, page 110

1. Please either delete this section of the filing or explain to us the need for it given that no market exists for your common shares.

Undertakings, page II-3

2. We note that the undertaking language provided is not that required by Item 512(i) of Regulation S-K. Please revise or advise.

Note 14 - Government Subsidies, page F-18

3. We note your response to our prior comment number 27 and your explanation for including the government subsidies received as income. However, you state in your disclosure that the specific purposes of the subsidies were for pig farm construction and building a biogas pond, thereby offsetting your costs in completing these projects. Reference is made to ASC 905-605-25-1 which states that additional income should be recorded in connection with "income replacement and subsidy programs." As the subsidies you received do not appear to relate to this type of program, we believe that you should record future subsidies of this nature in a manner consistent with reimbursements

for cost sharing programs. Specifically, reimbursements of costs for capital expenditures should be applied against fixed asset costs and reimbursements of expense items should be used to reduce the recorded amount of expenses. Please revise your presentation on an ongoing basis, as applicable and if significant.

Consolidate Financial Statements for Quarter Ended March 31, 2010

Basis of Presentation, page F-7

4. Interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be included with the interim financial statements. Please revise accordingly to comply with Rule 8-03 of Regulation S-X (Instruction 2).

Other

5. Disclosure must be provided of material subsequent events and material contingencies notwithstanding disclosure in the annual financial statements pursuant to Rule 8-03 (b)(2) of Regulation S-X. Please expand your disclosure as appropriate.

6. Please expand the Index on page F-1 to reference also the interim financial statements.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Bradley A. Haneberg, Esq.
       Anthony W. Basch, Esq.
       Kaufman & Canoles, P.C.
       (804) 771-5777 (*facsimile*)